Exhibit 97.1

CLAWBACK POLICY FOR THE

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

FOR THE SENIOR MANAGEMENT OF

GRIFOLS, S.A. (THE “COMPANY” OR “GRIFOLS”)

1.INTRODUCTION AND LEGAL FRAMEWORK

The Company’s Appointments and Remuneration Committee (the “Committee”) thoroughly reviewed the Company’s current remuneration policies and the remuneration system applied in the Company as a whole. Following this review and analysis, the Committee concluded and proposed to the Company’s Board of Directors that it was necessary to adopt and approve this clawback policy to appropriately describe the circumstances under which Executive Officers (as defined below) of the Company and any of its direct or indirect subsidiaries will be required to repay or return erroneously awarded incentive-based compensation to the Company.

This policy (the “Policy”) and any terms used in this Policy shall be construed in accordance with any applicable laws, including but not limited to, the clawback-related listing standards adopted by the Nasdaq Stock Market (the “Rules”).

2.DEFINITIONS

For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

2.1“Accounting Restatement” means a restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under applicable securities laws that is required in order to correct (1) an error in previously issued financial statements that is material to the previously issued financial statements, or (2) an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For the avoidance of doubt, any restatement of the Company’s financial statements due to a change in the applicable accounting or financial reporting standards shall not be considered as an Accounting Restatement under this Policy.

2.2“Covered Compensation” means, in connection with any Accounting Restatement, all Incentive- based Compensation Received by an Executive Officer (regardless of whether such Executive Officer was serving at the time that Erroneously Awarded Compensation is required to be repaid) (1) on or following the Rules Effective Date, (2) after beginning service as an Executive Officer, (3) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (4) during the three completed fiscal years of the Company immediately preceding the Restatement Date (as defined below).

2.3“Erroneously Awarded Compensation” has the meaning ascribed to it in section 3.1 of this Policy.

2.4“Executive Officer” shall mean (1) the Company’s president, principal financial officer, principal accounting officer, any vice-president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, (2) or any other person (including an officer of the Company’s parent(s) or subsidiaries) who performs similar policy-making functions for the Company, or (3) an “Executive Director” within the meaning set forth in the Spanish Companies Act (Ley de Sociedades de Capital) approved by Spanish Royal Decree Legislative 1/2010, of July 2, 2010, as amended from time to time. For the sake of clarity, at a minimum, all persons who would be executive officers pursuant to Rule 16a-1(f)

under the U.S. Securities Exchange Act of 1934, as amended from time to time, shall be deemed “Executive Officers.”

2.5“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC or the Spanish National Securities Market Commission (the “CNMV”).

2.6“Incentive-based Compensation” means any compensation (including, for the avoidance of doubt, any cash or equity or equity-based compensation) that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

2.7“Nasdaq” means The Nasdaq Stock Market.

2.8“Received” means any Incentive-based Compensation actually received or deemed to be received by an Executive Officer. Incentive-based Compensation shall be deemed be received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation to the Executive Officer occurs after the end of that period. For example, if an amount is deemed received in 2024, but actually received in 2025, such amount shall be treated as Received under this definition only in 2024.

2.9“Restatement Date” means the earlier to occur of (1) the date the Company’s Board of Directors concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (2) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

2.10“Rules Effective Date” means October 2, 2023, the date on which the Rules become effective.

2.11“SEC” means the U.S. Securities and Exchange Commission.

3.DETERMINATION AND CALCULATION OF ERRONEOUSLY AWARDED COMPENSATION

3.1In the event of an Accounting Restatement, the Committee shall promptly determine if the amount of any Covered Compensation received by an Executive Officer (the “Awarded Compensation”) exceeds the amount of such Covered Compensation that would have otherwise been received by such Executive Officer if calculated based on the Accounting Restatement (the “Adjusted Compensation”). Any excess of the Awarded Compensation over the Adjusted Compensation, computed without regard to any taxes paid (such excess amount, the “Erroneously Awarded Compensation”), shall be recovered by the Company pursuant to section 4 of this Policy.

3.2For Incentive-based Compensation based on (or derived from) the Company’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement: (1) the amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive-based Compensation was Received; and (2) the Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation, as required, to Nasdaq and/or the CNMV.

4.RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

4.1Once the Committee has determined the amount of Erroneously Awarded Compensation recoverable from the applicable Executive Officer, the Company shall take all necessary actions to recover the Erroneously Awarded Compensation. Unless otherwise determined by the Committee and the Board, the Committee and the Company’s Board of Directors shall pursue the recovery of Erroneously Awarded Compensation in accordance with the below:

(i)

Following the determination in section 3 of this Policy, the Company shall promptly provide a written notice to each Executive Officer in connection with such Accounting Restatement informing the amount of the Erroneously Awarded Compensation and demanding its repayment or return, as applicable.

(ii)

To the extent that an Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, any such reimbursed amount shall be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

(iii)

To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

(iv)

For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on (1) if or when the restated financial statements are filed; or (2) any fault of the Executive Officer for the accounting errors or other actions leading to an Accounting Restatement.

(v)

The Committee shall determine, in its discretion, the manner and timing in which any Erroneously Awarded Compensation shall be recovered from an Executive Officer in accordance with applicable law and the Rules, including, without limitation, by (1) requiring reimbursement of Covered Compensation previously paid in cash; (2) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity or equity-based awards; (3) offsetting the Erroneously Awarded Compensation amount from any compensation otherwise owed by the Company or any of its affiliates to the Executive Officer; (4) cancelling outstanding vested or unvested equity or equity-based awards; and/or (5) taking any other remedial and recovery action permitted by applicable law. For the avoidance of doubt, except as set forth in section 4.2 of this Policy, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation.

4.2Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by section 4.1 above if the Committee determines that recovery would be impracticable and any of the following conditions are met:

(i)

The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company shall make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt and provide such documentation to Nasdaq and the CNMV, as required; or

(ii)

Recovery would violate the laws of the Kingdom of Spain where any such law was adopted prior to the Rules Effective Date, provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on a violation of Spanish laws, the Company shall have obtained a legal opinion of external counsel stating that recovery would result in such a violation and a copy of such opinion shall have been provided to Nasdaq and/or the CNMV, as applicable.

5.MANDATORY DISCLOSURES

The Company shall file this Policy with the SEC and, in the event of an Accounting Restatement, shall disclose information related to such Accounting Restatement in accordance with applicable laws.

6.PROHIBITION OF INDEMNIFICATION

The Company shall not be permitted to insure or indemnify any Executive Officer against (1) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (2) any claims relating to the Company’s enforcement of its rights under this Policy. While Executive Officers subject to this Policy may purchase insurance to cover their potential recovery obligations, the Company shall not be permitted to pay or reimburse the Executive Officer for premiums for such an insurance policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the effective date of this Policy).

7.ADMINISTRATION AND INTERPRETATION

The Company’s Board of Directors entrusts the monitoring, compliance and management of this Policy to the Committee, and any determinations made by the Committee shall be final and binding on all affected individuals.

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for the Company’s compliance with Nasdaq, the SEC, the CNMV) and any applicable law, regulation, rule or interpretation of such authorities.

8.AMENDMENT; TERMINATION

The Company’s Board of Directors, following the proposal of the Committee, may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this Section 8 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any applicable securities laws and regulations.

9.OTHER RECOVERY RIGHTS

9.1This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable laws or regulations, their beneficiaries, heirs, executors, administrators, or other legal representatives. The Committee intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement (whether entered into before, on or after the effective date of this Policy).

9.2Any provision of this Policy, as required by the Rules, shall be deemed to comply with Grifols’ Directors Remuneration Policy, senior management stock options plan and any other internal Grifols’ rules that are in any way applicable to the compensation of Executive Officers (together, the “Internal Compensation Rules”). In the event of any inconsistency between this Policy and the Internal Compensation Rules, this Policy shall prevail to the extent it creates or expands the obligation of the Company to conduct a “Clawback” from Executive Officers.

This Policy has been approved by Grifols’ Board of Directors on 19 October 2023.